Filed Pursuant to Rule 433
Dated September 22, 2009
Registration Statement No. 333-160129-02
Relating to
Preliminary Prospectus Supplement Dated September 22, 2009 and
Prospectus dated June 19, 2009
$300 MILLION 7.0% SENIOR NOTES DUE 2019

Issuer:	Willis North America Inc.
Guarantors:	Willis Group Holdings Limited
Willis Investment UK Holdings Limited
TA I Limited
TA II Limited
TA III Limited
Trinity Acquisition plc
TA IV Limited
Willis Group Limited
Ratings*:	Baa3 (Moody’s)/BBB- (S&P)
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$300,000,000
Issue Price:	99.503%
Proceeds to Issuer (before expenses)	$298,509,000
Trade Date:	September 22, 2009
Settlement Date:	September 29, 2009 (T + 5)
Maturity Date:	September 29, 2019
Coupon:	7.0%
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2010
Yield to Maturity:	7.071%
Treasury Benchmark:	3 5/8 due 8/19
Treasury Yield:	3.446%
Spread to Treasury Benchmark:	362.5 basis points (3.625%)
Optional Redemption:	The Issuer may redeem the notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:
•	100% of the principal amount of the notes being redeemed; and

•	The remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points.

In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to the redemption date.
CUSIP / ISIN:	970648AE1 / US970648AE14
Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Joint Lead (No Books):	RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
Co-Managers:	Barclays Capital Inc.
ING Financial Markets LLC
Lloyds TSB Bank PLC
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley
Scotia Capital (USA) Inc.
After giving effect to this offering of notes and assuming that all of Willis North America Inc.’s 5.125% Senior Notes due 2010 are tendered in connection with the concurrent Tender Offer or otherwise retired, as of June 30, 2009, Willis Group Holdings Limited’s total consolidated indebtedness would have been $2,546 million and cash and cash equivalents would have been $142 million. Also as of June 30, 2009, on a pro forma basis, Willis North America Inc. would have had $2,546 milion of outstanding senior indebtedness that would rank equally with the notes and the guarantors would have had approximately $2,546 million of outstanding senior indebtedness that would have ranked equally with their guarantees of the notes.
This communication is intended for the sole use of the person to whom it is provided by the issuer.
*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at (800) 294-1322 or J.P. Morgan Securities Inc., collect at (212) 834-4533
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.